Exhibit 99.1

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 22, 2016

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 29, 2016, at 10:00 a.m. (Israel time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, for the following purposes:

1.	To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

2.
To re-elect to the Company’s Board of Directors (the “Board of Directors”) each of Dilip Shanghvi, Sudhir Valia, James Kedrowski and Dov Pekelman (each, as an ordinary/ non-External Director (as defined in the Companies Law)), to serve for a one year term, until the close of the next annual general meeting of shareholders.

3.
To approve the following remuneration for Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors (as defined in the Companies Law) per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.

4.
To approve the following remuneration for Mr. Sudhir Valia, as a director of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.

5.
To approve the following remuneration for Mr. Dov Pekelman, subject to his re-election pursuant to Proposal 2: effective as of the date of his re-election, an increased annual fee of NIS 244,725 due to his participation in the establishment of a Social Responsibility Committee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings; and, an additional sum of NIS 96,150 as a bonus for his dedicated service to the Company during the period from January 1 to December 31, 2016.

6.	To elect to the Board of Directors Mr. Uday Baldota, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and to approve payment to him in his role as Chief Executive Officer of the Company, effective on or about April 1, 2017, an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary. Mr. Baldota will not receive any additional compensation for his role as a non-External Director, however he will be entitled to reimbursement of any expenses for attending meetings of the Board of Directors and any committee thereof.

7.	To elect each of Mrs. Linda Benshoshan and Mr. Elhanan Streit to the Board of Directors as an External Director for a three-year term commencing as of January 1, 2017.

8.	To elect to the Board of Directors Mr. Abhay Gandhi to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and to approve the payment to him, effective as of the date of his election, of an annual fee and a per meeting fee (per meeting of the Board of Directors and any committee thereof) equal to the corresponding fees paid by the Company to each External Director, and exclusive of reimbursement of any expenses for attending such meetings.

9.	To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2017 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2016.

Shareholders of record at the close of business on November 28, 2016, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy or voting instruction form that is being sent to them and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 3:00 AM EST on December 28, 2016 to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein.  Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing at the "Investor Relations" portion of our website at http://www.taro.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Wednesday, November 23, 2016, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-4-847-5700.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors
2

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001 (“Founders' Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 29, 2016, at 10:00 a.m. (Israel time) at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.	Approval of a renewed version of the Company’s Compensation Policy as required under the Israeli Companies Law 5759-1999 (the “Companies Law”).

2.
Re-election to the Board of Directors of each of Dilip Shanghvi, Sudhir Valia, James Kedrowski and Dov Pekelman (each, as an ordinary/non-External Director (as defined in the Companies Law)), to serve for a one year term, until the close of the next annual general meeting of shareholders.

3.	Approval of the following remuneration for Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors (as defined in the Companies Law) per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.

4.	Approval of the following remuneration for Mr. Sudhir Valia, as a director of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.

5.	Approval of the following remuneration for Mr. Dov Pekelman, subject to his re-election pursuant to Proposal 2: effective as of the date of his re-election, an increased annual fee of NIS 244,725 due to his participation in the establishment of a Social Responsibility Committee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings; and, an additional sum of NIS 96,150 as a bonus for his dedicated service to the Company during the period from January 1 to December 31, 2016.

6.	Election to the Board of Directors of Mr. Uday Baldota, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and approval of payment to him in his role as Chief Executive Officer of the Company, effective on or about April 1, 2017, of an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary. Mr. Baldota will not receive any additional compensation for his role as a non-External Director, however he will be entitled to reimbursement of any expenses for attending meetings of the Board of Directors and any committee thereof.

7.	Election of each of Mrs. Linda Benshoshan and Mr. Elhanan Streit to the Board of Directors as an External Director for a three-year term commencing as of January 1, 2017.

8.	Election to the Board of Directors of Mr. Abhay Gandhi, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and approval of the payment to him, effective as of the date of his election, of an annual fee and a per meeting fee (per meeting of the Board of Directors and any committee thereof) equal to the corresponding fees paid by the Company to each External Director, and exclusive of reimbursement of any expenses for attending such meetings.

9.	Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2017 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2016.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, November 28, 2016. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 28, 2016, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you.

Quorum

As of November 14, 2016, we had 41,032,174 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date (Monday, November 28, 2016) is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition to the simple majority required for the approval of all proposals, the approval of each of Proposal 1 (adoption of a renewed compensation policy), Proposals 3, 4, and 6 (remuneration payable to Messrs. Shanghvi, Valia, and Baldota, respectively) and Proposal 7 (election of each of Mrs. Linda Benshoshan and Mr. Elhanan Streit to serve a three-year term as an External Director under the Companies Law) also requires that either of the following conditions be met:

●
the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal (in the case of Proposal 7, other than a personal interest that does not derive from a relationship with a controlling shareholder) and who vote on the proposal (not including abstentions); or

●	the total number of votes of such non-controlling, non-conflicted shareholders voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (that is, its chief executive officer). For purposes of Proposals 3, 4 and 6, a shareholder is furthermore deemed to be a controlling shareholder if he, she or it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of Proposals 1, 3, 4, 6 and 7, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 1, 3, 4, 6 and 7; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposals 1, 3, 4, 6 or 7, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 1, 3, 4, 6 or 7 (as applicable). In order to confirm that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards the special majority required for the approval of that proposal, you must check the box for Items 1A, 3A, 4A, 6A and 7A on the accompanying proxy card when you record your vote on Proposals 1, 3, 4, 6 and 7, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 1, 3, 4, 6 and 7, you should not check the box for Items 1A, 3A, 4A, 6A or 7A (as applicable) on the enclosed proxy card and you should not vote on Proposal 1, 3, 4, 6 or 7 via the proxy card. Instead, you should contact our solicitation agent, Mr. Bob Marese, Managing Director of MacKenzie Partners, Inc. at 212-929-5405 or bmarese@mackenziepartners.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 1, 3, 4, 6 or 7 (as applicable). In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 1, 3, 4, 6 or 7 (as appropriate), but will not be counted towards the special majority required for approval of that proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our solicitation agent on your behalf.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting, or by mail. If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. You may change your mind and cancel your proxy card by sending our Company written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than 3:00 AM EST on December 28, 2016.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. All votes should be submitted by 3:00 AM EST on December 28, 2016 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board (except with respect to Proposals 1, 3, 4, 6 and 7, for which you will be deemed to have not voted). However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only proposal on the Meeting agenda that may be considered routine is Proposal 9 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the enclosed proxy form, shares represented by the proxy will be voted in favor of the proposal and any other matters that may be presented to the Meeting, if the proxy is properly executed and received by the Company by 3:00 AM EST on December 28, 2016.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about December 1, 2016. Certain officers, directors and employees of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, at http://www.taro.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of November 14, 2016 by:

■	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership (whether as of November 14, 2016, or whether due to the right to have that power or benefit within 60 days thereafter). The percentage of shares beneficially owned shown below is based on 41,032,174 Ordinary Shares outstanding as of November 14, 2016.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each beneficial holder’s address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

Name	Ordinary Shares Beneficially Owned		Percent of Outstanding Ordinary Shares*
Major Shareholders
Sun Pharmaceutical Industries Ltd. (1)	29,497,813		71.89%
Directors and Officers
Dilip Shanghvi (2)	—		0.0%
Kal Sundaram	—		0.0%
Sudhir Valia (3)	—		0.0%
Ilana Avidov-Mor	—		0.0%
Dan Biran	—		0.0%
Dov Pekelman	—		0.0%
James Kedrowski	—		0.0%
Mariano Balaguer	—		0.0%
Stephen Manzano, Esq.	—		0.0%
Avi Avramoff, Ph.D.	—		0.0%
Itamar Karsenti	—		0.0%
Michael Teiler	—		0.0%
Daryl LeSueur	—		0.0%
Michael Perfetto	—		0.0%
Jeff Holm	—		0.0%
Michele Visosky		*	*
Jayesh Shah	—		0.0%
Chantal LeBlanc	—
Total for all directors and officers (18 persons) listed above, as a group		*	*

*Less than 1%.

(1)
As reported in the Schedule 13D/A filed by Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) on November 27, 2013.  During the year ended March 31, 2014, the percent of ordinary shares owned by Sun Pharma increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016 there was no significant change in Sun’s ownership of our ordinary shares.  However, as of August 23, 2016, Sun’s ownership percentage increased 1.8% to 71.89%, due to our repurchase of additional ordinary shares.  The address of Sun Pharma is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India.

(2)
Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.38% of Sun Pharma. As of November 14, 2016, Sun Pharma and its affiliates owned 71.89% of our outstanding ordinary shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of November 14, 2016, Sun Pharma and its affiliates owned 71.89% of our outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our Founders’ Shares by our directors and officers as of November 14, 2016. The percentage of ownership is based on 2,600 Founders’ Shares outstanding as of November 14, 2016.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (1)	2,600	100.00%

(1)
Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharma, owns all 2,600 of our outstanding founders’ shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the founders’ shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

PROPOSAL 1
ADOPTION OF RENEWED COMPENSATION POLICY

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

The compensation policy—or an amended version thereof— must be approved once again by the compensation committee, board of directors and shareholders every three years following the last adoption thereof.

Our existing compensation policy was approved by our shareholders on September 13, 2013. In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a renewed written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed renewed Taro Executive Compensation Policy is attached as Annex A to the proxy statement. Our Board of Directors subsequently approved the renewed policy and recommended that it be adopted by the shareholders.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting of Shareholders:

“RESOLVED, that the Taro Executive Compensation Policy in the renewed form attached as Annex A to the Proxy Statement, dated November 22, 2016, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Majority

The required vote to approve the above resolution under Proposal 1 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

●
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest  in the approval of the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the policy by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 1. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal.  In particular, please remember that you must check the box for Item 1A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the approval of the renewed compensation policy under Proposal 1. If you do not check that box, even if you vote in favor of Proposal 1, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders for purposes of Proposal 1.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR Proposal 1 above.

PROPOSAL 2
RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees) will be voted for the re-election, as directors of the Company, of the four nominees named below who shall hold office from the close of the Annual General Meeting and serve in office until the close of the next annual general meeting of shareholders, under the terms of remuneration approved by the Compensation Committee, the Board of Directors and this annual general meeting of shareholders (as described in the other proposals that will be subject to approval at the Meeting), unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:
1.          Dilip Shanghvi
2.          Sudhir Valia
3.          James Kedrowski
4.          Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee  at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominees

The following information is supplied with respect to each nominee for election to the Board of Directors pursuant to this Proposal 2 and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2016 PADMA SHRI (Fourth Highest Civilian Award) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18, in 2014, the Economic Times’ Business Leader of the Year Awared in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Sudhir Valia became a member of the Taro Board in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006.  He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009.  Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

James Kedrowski became a member of the Taro Board in May 2011. In addition, Mr. Kedrowski served as the Company's Interim Chief Executive Officer from October 2010 until August 2013.  Since his appointment in September 2015, Mr. Kedrowski also serves as a Senior Advisor to Sun Pharma's U.S. operations in the area of governmental relations.  Mr. Kedrowski also worked with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma for over 15 years.  Mr. Kedrowski's prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa's Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Enzymotec (NASDAQ:ENZY).  He serves as Dean of the Arison School of Business and as a member of the Board of Directors of the Interdisciplinary Center (IDC), Herzliya, Israel. He is also Chairman of the IDC Corporation, the center’s economic arm.  Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

Office Holder Compensation in Fiscal Year Ended March 31, 2016

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the fiscal year ended March 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(U.S. dollars)
Name and Principal Position(2)	Base Compensation ($)(3)	Benefits and Perquisites ($)(4)	Variable compensation ($)(5)	Equity-Based Compensation ($)	Total ($)
Dilip Shanghvi	904,827	—	869,648	—	1,774,4T75
Sudhir Valia	595,897	—	560,134	—	1,156,031
Kal Sundaram	400,000	34,767	400,000	—	834,767
Michael Perfetto	300,306	48,733	255,054	—	604,093
Ara Aprahamian	276,430	66,429	259,144	—	602,003

(1)
All amounts reported in the table represent amounts recorded in the Company’s financial statements, which in some instances is a portion of the Covered Executive’s compensation, as more fully described in the footnotes below.  Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate during the fiscal year ended March 31, 2016.

(2)
Mr. Dilip Shanghvi and Mr. Sudhir Valia are directors of Taro.  Mr. Kal Sundaram served as a director and CEO of Taro during the year ended March 31, 2016.  As previously disclosed, Mr. Sundaram is an employee of Sun Pharma and 80% of his total compensation and benefits will be charged to Taro by Sun Pharma (which 80% amount is reflected in the above table).  Mr. Michael Perfetto is a full time employee of Taro.  Mr. Perfetto also has responsibility for Sun Pharma’s Generic Rx and OTC business and for the fiscal year ended March 31, 2016 50% of his total compensation and benefits were charged by Taro to Sun Pharma, which net cost to Taro is reflected in the table. Mr. Ara Aprahamian is a full time employee of Taro and is the Vice President of Rx Sales & Marketing. 100% of Mr. Aprahamian’s compensation and benefits are recorded as an expense to Taro.

(3)
As approved by our shareholders, Mr.  Shanghvi’s base compensation consists of $869,648 of management fees, $31,785 of statutory director fees and $3,394 of board meeting fees.  Similarly, Mr. Valia’s base compensation consists of $560,134 of management fees, $31,785 of statutory director fees and $3,978 of board meeting fees.

(4)
 Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Taro’s guidelines.

(5)	Amounts reported in this column represent performance based bonus payments that were earned during the fiscal year ended March 31, 2016.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Sudhir Valia be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that James Kedrowski be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Dov Pekelman be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

Required Majority

In order to approve each above resolution pursuant to Proposal 2, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the re-election of each of the proposed nominees under Proposal 2.

PROPOSAL 3
REMUNERATION OF DILIP SHANGHVI

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service and employment of directors in a public company requires approval by the company’s compensation committee, board of directors and shareholders. If a controlling shareholder serves as a director of a public company, such approval is required once every three years, even when the terms of employment have not changed. The remuneration of Mr. Dilip Shanghvi, who may be deemed to control us indirectly via his (along with entities controlled by him and members of his family) control of Sun Pharma, our controlling shareholder, has been approved once again by the Compensation Committee and Board of Directors of our Company, and consists of the following: an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof (exclusive of reimbursement of any expenses for attending such meetings). If approved at the Meeting, the effectiveness of this compensation will be as of the date of Mr. Shanghvi’s re-election at the Meeting (subject to his reelection). Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Taro Executive Compensation Policy (both our existing policy and the renewed version thereof that is subject to approval at the Meeting pursuant to Proposal 1).

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that subject to, and effective as of the date of, his re-election pursuant to Proposal 2, the remuneration of Mr. Dilip Shanghvi, as a director of the Company, be, and hereby is, approved and shall consist of the following:  an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.”

Required Majority

In order to approve the above resolution, under Proposal 3 of this Proxy Statement, the required vote is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

●
the majority includes the majority of the total votes of non-controlling shareholders who do not have a conflict of interest (referred to as a personal interest in the Companies Law) in the approval of the resolution and who are present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the resolution by non-controlling shareholders who do not have a conflict of interest in the approval of the resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 3. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal.   In particular, please remember that you must check the box for Item 3A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the approval of the Mr. Shanghvi’s remuneration under Proposal 3. If you do not check that box, even if you vote in favor of Proposal 3, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of Proposal 3, the shares owned or controlled by them (or by entities under their control) should not be counted among the votes of non-controlling shareholders who lack a conflict of interest.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR Proposal 3 above.

PROPOSAL 4
REMUNERATION OF SUDHIR VALIA

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders. If a controlling shareholder serves as a director of a public company, such approval is required once every three years, even when the terms of employment have not changed. The remuneration of Mr. Sudhir Valia, who may be deemed to control us indirectly via his (along with entities controlled by him and members of his family) control of Sun Pharma, our controlling shareholder, has been approved once again by the Compensation Committee and Board of Directors, of our Company, and consists of the following:  an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and per meeting fees equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof,  exclusive of reimbursement of any expenses for attending such meetings. If also approved by our shareholders at the Meeting, the effectiveness of this compensation will be as of the date of Mr. Valia’s reelection at the Meeting (subject to his reelection).  Payment of the bonus shall be determined by the extent to which the Company meets certain performance benchmarks to be set annually by the Board of Directors, with the approval of the Compensation Committee. The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Taro Executive Compensation Policy (both our existing policy and the renewed version thereof that is subject to approval at the Meeting pursuant to Proposal 1).

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that subject to, and effective as of the date of, his re-election pursuant to Proposal 2, the remuneration of Mr. Sudhir Valia, as a director of the Company, be, and hereby is, approved, and shall consist of the following:  an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.”

Required Majority

In order to approve the above resolution pursuant to Proposal 4, the required vote is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

●
the majority includes the majority of the total votes of non-controlling or shareholders who do not have a conflict of interest (referred to as personal interest in the Companies Law) in the approval of the resolution and who are present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the resolution by non-controlling shareholders who do not have a conflict of interest in the approval of the resolution does not exceed two percent of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 4. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal.  In particular, please remember that you must check the box for Item 4A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the approval of the Mr. Valia’s remuneration under Proposal 4. If you do not check that box, even if you vote in favor of Proposal 4, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of Proposal 4, the shares owned or controlled by them (or by entities under their control) should not be counted among the votes of non-controlling, non-conflicted shareholders.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR Proposal 4 above.

PROPOSAL 5
REMUNERATION OF DOV PEKELMAN

Background

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders.  Subject to, and effective as of the date of, his election to the Board, the remuneration of Mr. Dov Pekelman, as approved by the Compensation Committee and Board of Directors (and subject to approval by our shareholders at the Meeting pursuant to this Proposal 5), will be: an increased annual fee of NIS 244,725 due to his participation in the establishment of a Social Responsibility Committee, and a per meeting fee equal to the fees paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, linked to any changes in the Israeli Consumer Price Index from and after the date of this Proxy Statement, and exclusive of reimbursement of any expenses for attending such meetings. In addition, if approved pursuant to this Proposal 5, Mr. Pekelman will receive an additional sum of NIS 96,150 as a bonus for his dedicated service to the Company for the period of January 1, 2016 through December 31, 2016.

The Compensation Committee and the Board of Directors believe that such remuneration is in line with the Taro Executive Compensation Policy (both our existing policy and the renewed version thereof that is subject to approval at the Meeting pursuant to Proposal 1).

Proposed Resolution

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that subject to his re-election pursuant to Proposal 2, the remuneration of Mr. Dov Pekelman, as a director of the Company, be, and hereby is, approved, and shall consist of the following: (i) effective as of the date of his appointment, an increased annual fee of NIS 244,725 due to his participation in the establishment of a Social Responsibility Committee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, linked to any changes in the Israeli Consumer Price Index from and after the date of this Proxy Statement, and exclusive of reimbursement of any expenses for attending such meetings; and (ii) an additional sum of NIS 96,150 as a bonus for his dedicated service to the Company, for the period of January 1, 2016 through December 31, 2016.

Required Majority

In order to approve the above resolution, under Proposal 5 of this Proxy Statement, the required vote is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions).

Board Recommendation

The Board of Directors unanimously recommends a vote FOR Proposal 5 above.

PROPOSAL 6
ELECTION OF AND COMPENSATION OF PROSPECTIVE CEO, UDAY BALDOTA

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominee) will be voted in respect of Proposal 6 for (i) the election, as an ordinary director/ non-External Director of the Company, of Mr. Uday Baldota, who will hold office for a one year term, from the close of the Annual General Meeting until the close of the next annual general meeting of shareholders, and (ii) the payment to Mr. Baldota of an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary, in respect of his role as Chief Executive Officer of the Company, which he will assume effective on or about April 1, 2017.  Mr. Baldota will not receive any additional compensation for his role as a director; however, he will be entitled to reimbursement of any expenses for attending meetings of the Board of Directors and any committee thereof on which he might serve. The foregoing compensation for Mr. Baldota was approved by the Compensation Committee and the Board of Directors, and was determined by each such corporate body to be consistent with the terms of the Taro Executive Compensation Policy (both our existing policy and the renewed version thereof that is subject to approval at the Meeting pursuant to Proposal 1).

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee  at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

The proposed nominee has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  A copy of the declaration of the nominee is available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominee

 The following information is supplied with respect to Mr. Baldota, the nominee for election to the Board of Directors pursuant to this Proposal 6, and is based upon the records of the Company and information provided to it by Mr. Baldota:

Uday Baldota currently Executive Vice President & Chief Financial Officer, has led Sun Pharma’s global Finance function since June 2012 and was designated as the Chief Financial Officer in August 2014.  He is a member of the global Core Management Team of Sun Pharma.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit. Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Mr. Uday Baldota be, and hereby is, elected to serve as non-External Director of the Company until the close of the next annual general meeting of shareholders, and that his remuneration in his role as Chief Executive Officer of the Company, effective as on or about April 1, 2017, consisting of an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary, without any additional compensation for his role as a non-External Director, other than reimbursement of any expenses for attending meetings of the Board of Directors or any committee thereof on which he may serve, be, and hereby is, approved in all respects.”

Required Majority

In order to approve the election of Mr. Baldota (our prospective Chief Executive Officer) as a director and his compensation pursuant to the above resolution in this Proposal 6, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required, provided that either:

•
the majority includes the majority of the total votes of non-controlling or shareholders who do not have a conflict of interest (referred to as personal interest in the Companies Law) in the approval of the resolution and who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the resolution by non-controlling shareholders who do not have a conflict of interest in the approval of the resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 6. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item 6A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the election and approval of remuneration for Mr. Baldota under Proposal 6. If you do not check that box, even if you vote in favor of Proposal 6, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of Proposal 6, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of non-controlling, non-conflicted shareholders

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election and remuneration of Mr. Baldota under Proposal 6.

PROPOSAL 7
ELECTION OF EXTERNAL DIRECTORS

Background

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as External Directors of the Company, of the two nominees named below who shall hold office for a three-year term, unless their service is earlier terminated under any applicable law or the Company’s Articles of Association.

The list of nominees is as follows:

a.          Mrs. Linda Benshoshan
b.          Mr. Elhanan Streit

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are required to have at least two External Directors.

The Companies Law further provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the Company;
(ii)	any entity controlling the Company as of the date of the election; or

(iii)	any entity controlled by the Company or under common control with the Company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, and a child/brother/sister/parent of such person’s spouse or the spouse of any of the foregoing.

The Companies Law defines the term “office holder” as general manager (that is, the chief executive officer), chief business manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any director and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law further provides that when appointing an External Director, if all members of the board of directors of the company are of one gender then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Each proposed nominee under this Proposal 7 has declared to the Company that such nominee possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, and that such nominee is capable of dedicating the appropriate amount of time for the performance of such nominee’s role as an External Director of the Company considering, inter alia, the Company’s size and special needs and such nominee has agreed to stand for election.  Copies of the declarations of the External Directors are available for inspection at the Company’s offices in Haifa, Israel.

The initial term of an External Director is three years and may be extended for two consecutive three-year terms.  In accordance with the regulations under the Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges, may re-appoint an External Director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the External Director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the statutory external director for each additional three-year term as was required for the initial term, with the additional requirement that the board of directors’ and audit committee’s arguments in favor of election for such additional term and the number of terms already served by the External Director, be presented to the general meeting prior to the vote.

An External Director may only be removed from office if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.   In such an event, an External Director could only by removed by a vote carrying the same percentage of votes as is required for the election of an External Director, or by a court.

Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the Audit Committee and the Compensation Committee, which is required to include all of the External Directors.

Each External Director has agreed to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Leniencies for Public Companies whose Shares are Listed for Trading on a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of the Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (the “Remuneration Rules”).  In accordance with the foregoing, each External Director will receive an annual fee of NIS 148,575 and a fee of up to NIS 5,715 per meeting attended, which amounts are subject to change due to changes in the Israeli consumer price index.  Under such regulations, the External Directors’ remuneration must be fixed and agreed upon with the company prior to the acceptance of the nomination (subject to the foregoing adjustments based on changes in the Israeli consumer price index).

Each of Mrs. Linda Benshoshan and Mr. Elhanan Streit, if elected, will serve a three-year term commencing on January 1, 2017.

The following information is supplied with respect to each nominee for election as External Director to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Linda Benshoshan currently serves as a member of the board of Israel Discount Bank and has held this position since November 2014.  Mrs. Benshoshan has been a Partner at FORMA Real Estate Funds since November 2016 and a lecturer at the College of Management in Israel since October 2009. Over the last 5 years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; a member on the board and Chairwoman of the marketing committee at Tel-Aviv Stock Exchange Ltd; CEO of Aluminum Construction Pro Ltd; an External Director and Chairwoman of the investments committee at ‘Rom’ and ‘Agur’ Study Funds; and a member on the board of Aloni-Hetz Properties and Investments Ltd.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Elhanan Streit has served as a member of the Board of Governors of Tel Aviv University since 2000.  From August 2007 to August 2014, Mr. Streit served on the board of directors of ITGI Medical Ltd. and served on the board of directors of Medigus Ltd. from July 2007 to May 2013.  He served a six year tenure from 2001 to 2007 on the board of Ncr Global Ltd. (formerly Retalix Ltd), including as Chairman of the audit committee.  Mr. Streit has over thirty years of experience in multinational business development, corporate finance, private equity, international trade and transfer of technologies and provides investment banking advisory services to companies primarily in the health care sector, and provides advice on capital raisings, licensing of intellectual property and strategic partnerships to established and growing companies.   Notably, Mr. Streit was appointed to Managing Director of Yeda Research and Development Company Ltd., the commercial arm of the Weizmann Institute of Science, where he served nearly 5 years, starting in 1982. Mr. Streit earned a Bachelor of Arts degree in economics and political science from the Hebrew University of Jerusalem and a Master of Business Administration in finance and marketing from the University of Pennsylvania—the Wharton School.

The Board of Directors has reviewed Mrs. Benshoshan’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Mrs. Benshoshan  (a) possesses (i) accounting and financial expertise, as defined under the Israeli law regulations, and (ii) accounting or related financial management expertise, as required for one member of the Company’s Audit Committee under the New York Stock Exchange Listed Company Manual, and (b) is an “audit committee financial expert,” as set forth in Item 407(d)(5)(ii) of the SEC’s Regulation S-K.

The Board of Directors has reviewed Mr. Elhanan Streit’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Mr. Streit possesses (i)  professional competence, as defined under the Israeli law regulations, and (ii) financial literacy, as required for all members of the Company’s Audit Committee under the New York Stock Exchange Listed Company Manual.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting of Shareholders pursuant to Proposal 7:

Resolution 7a
“RESOLVED, that Mrs. Benshoshan be, and hereby is, elected as an External Director of the Company for a term of three-years, commencing on January 1, 2017.”

   Resolution 7b
“RESOLVED, that Mr. Elhanan Streit be, and hereby is, elected as an External Director of the Company for a term of three-years, commencing on January 1, 2017.”

Required Majority

In order to elect, under Proposals 7a and 7b of this Proxy Statement, Mrs. Linda Benshoshan and Mr. Elhanan Streit, respectively, each to a three-year term as an External Director, the required vote, in each case, is an affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in such election, and who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the election of the External Director by the non-controlling shareholders who do not have a conflict of interest in such election does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 7. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the boxes for Items 7(a)A and 7(b)A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the election of the External Directors under Proposals 7(a) and 7(b). If you do not check that box, even if you vote in favor of the election of the External Director nominees under Proposals 7(a) and 7(b), your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders for purposes of Proposals 7a and 7b.

Board Recommendation

The Board of Directors has determined that each of Mrs. Linda Benshoshan and Mr. Elhanan Streit is fully qualified to serve as an External Director. Accordingly, the Board of Directors unanimously recommends a vote FOR the election of each of Mrs. Linda Benshoshan (Proposal 7a) and Mr. Elhanan Streit (Proposal 7b) as an External Director.

PROPOSAL 8
ELECTION OF, AND REMUNERATION FOR, ABHAY GANDHI

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the nominee) will be voted for: (i) the election, as a new director of the Company, of Mr. Abhay Gandhi, who shall hold office from the close of the Annual General Meeting and serve in office until the close of the next annual general meeting of shareholders, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association, and (ii) the payment to Mr. Gandhi, effective as of the date of his election, of remuneration that has been approved by the Compensation Committee and the Board of Directors, consisting of an annual fee and a per meeting fee (per meeting of the Board of Directors and any committee thereof) equal to the corresponding fees paid by the Company to each External Director, and exclusive of reimbursement of any expenses for attending such meetings.

The foregoing compensation for Mr. Gandhi was approved by the Compensation Committee and the Board of Directors, and was determined by each such corporate body to be consistent with the terms of the Taro Executive Compensation Policy (both our existing policy and the renewed version thereof that is subject to approval at the Meeting pursuant to Proposal 1).

If Mr. Gandhi is elected pursuant to this Proposal 8, it is anticipated that he will be proposed to the Board to serve as Vice Chairman of the Board.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee  at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

The proposed nominee has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominee

The following information is supplied with respect to Mr. Abhay Gandhi, the nominee for election to the Board of Directors pursuant to this Proposal 8, and is based upon the records of the Company and information provided to it by the nominee:

Abhay Gandhi was appointed Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) in November 2016.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO- India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President -India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd. From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.   Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Abhay Gandhi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders, and that the payment to him, effective as of the date of his election, of an annual fee and a per meeting fee (per meeting of the Board of Directors and any committee thereof) equal to the corresponding fees paid by the Company to each External Director, and exclusive of reimbursement of any expenses for attending such meetings, be, and hereby is, approved in all respects.”

Required Majority

In order to approve the above resolution pursuant to Proposal 8, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election of, and approval of director fees for, Mr. Abhay Gandhi, the proposed nominee under Proposal 8.

PROPOSAL 9
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, who we refer to as BDO Israel, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors for the fiscal year ending March 31, 2016 and until the close of the annual general meeting of the shareholders of the Company that follows the Meeting.  The shareholders at the Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

We paid the following fees for professional services rendered by BDO Israel for the years ended March 31, 2016 and 2015, respectively.

	Year ended	Year ended
	March 31, 2016	March 31, 2015
	(In millions of U.S. Dollars)
Audit fees	$0.68	$0.64
Tax fees	0.06	0.03

Total	$0.74	$0.67

The audit fees for the years ended March 31, 2016 and 2015, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by our independent auditors were approved by our Audit Committee.

Tax fees represents fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be, and hereby are, appointed as the Company’s independent auditors for the fiscal year ending March 31, 2017 and until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 8, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

 Board Recommendation

The Board of Directors unanimously recommends a vote FOR the reappointment of BDO Israel as described above.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2016, the consolidated statements of income for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our Annual Report on Form 20-F for the twelve month period ended March 31, 2016, which we filed with the SEC on June 9, 2016 and can be accessed at http://www.taro.com and through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated: November 22, 2016

Annex A

Taro Pharmaceutical Industries Ltd.

Compensation Policy for Office Holders

Taro Pharmaceutical Industries Ltd.
Office Holders Compensation Policy
1.	Introduction
1.1
On December 12, 2012, Amendment No. 20 (hereinafter: the "Amendment") to the Companies Law, 5759-1999 (hereinafter: the "Law" or the "Companies Law"), which sets forth obligations with respect to the adoption of a compensation policy for Office holders in Israeli public companies or private companies which issued bonds to the public (hereinafter: the "Compensation Policy"), entered into force.

1.2
Taro Pharmaceutical Industries Ltd. (hereinafter: "Taro" or the "Company") is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: Taro Israel and two of its subsidiaries, Taro Pharmaceuticals Inc. (Taro's Canadian indirect subsidiary) and Taro Pharmaceuticals U.S.A., Inc. (Taro's U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company's generic drugs. Many of Taro's competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition.

1.3
The Compensation Policy is meant to provide the Company the ability to attract, retain, reward and motivate highly skilled Office holders (as defined in section 2.4.2), and to assure that the compensation structure meets Taro's interests and its overall financial and strategic objectives.

1.4	Any references to the masculine gender shall be deemed to include a reference to the feminine and neuters where the context so admits.

2.	Principles of the Compensation Policy
2.1	The Company determined the Compensation Policy for Office holders (defined below) in accordance with the following considerations:
●	Promoting the Company's objectives, work schedule and policies from a viewpoint which aims to enhance both long term and short term value for all of Taro's stakeholders.
●	Creating appropriate incentives for the Office holders of the Company, taking into consideration its risk management policy.
●	The size of the Company and the nature of its activities.
●
With respect to variable components – the contribution of the Office holder to the achievement of the Company's objectives and the maximization of its profits, on the basis of a concept which balances long term considerations with short term considerations and in accordance with the position of the Office holder.

2.2	In determining the Office holder's compensation, the following criteria, among others, will be examined:
●	The Office holder's education, qualifications, professional experience and achievements.
●	The Office holder's position, areas of responsibility and previous salary agreements with the Company.
●
The annual cost of the employment terms of the Office holder and the average and median annual salary of Taro's employees and outsourced service providers, by geographic location, as well as whether such disparities have an effect on employment relations.

●	The ratio between the variable compensation components and the fixed compensation components.
●	Compensation practices of other companies that are active in similar markets.
2.3	Manner of determination and approval of the Compensation Policy
●	The Compensation Committee shall discuss the Compensation Policy and provide its recommendations to the Company's Board of Directors.

●
The Board of Directors shall discuss the Compensation Policy and the recommendations of the Compensation Committee. After discussing and weighing the recommendations of the Compensation Committee, the Board of Directors is to approve the Compensation Policy.

●	The approval of the Compensation Policy by the Board of Directors is subject to the approval thereof at the General Meeting of the Company's shareholders in accordance with the Law.
2.4	Applicability
2.4.1
The Compensation Policy shall apply to any "Office holder", as this term is defined in the Companies Law (hereinafter: the "Office holders"): a Director, CEO, COO, Deputy CEO, anyone holding a position as set forth above in the Company even if his title is different, and any other Office holder who directly reports to the CEO.

2.4.2
The Compensation Policy is intended to apply to the Office holders serving in the Company at the date of its entry into force and all Office holders that will commence their service with the Company while the Policy is in effect, including:

●	The CEO of the Company (hereinafter: "CEO").
●
Senior staff: CFO & Chief Accounting Office holder(s), General Counsel & VP Corporate Compliance, GVP R&D, GVP Quality Affairs, GVP Haifa Site Manager, GVP Portfolio Manager, GVP & General Manager Canada, VP HR, Head of Procurement, CCO of the Generic Rx Business U.S., VP S&M TPHA, VP IT Israel, and any other Office holder, as shall be defined by the Board of Directors.

●	Directors.
2.4.3
As of the date of the approval of the Compensation policy, all existing employment agreements and terms of the Company's Office holders are in accordance with the Compensation policy, its principals and guidelines.

3.	Components of the compensation of Office holders (other than Directors)
The Compensation of the Office holders (other than Directors) may include the following components:
3.1	Base salary, social and other benefits ("Fixed Compensation")
3.1.1	The Base salary of Office holders shall be determined based on the following:
3.1.1.1	The parameters specified in Section 2.2 above.
3.1.1.2	Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.
3.1.1.3
Notwithstanding the foregoing, the Compensation Committee shall be entitled to approve an update of the base salary of the Company's Office holders, subject to the parameters specified in Section 2.2 above and 3.1.1.2, at a rate that does not exceed 35% of the base salary prior to such update.

3.1.2
The Fixed Compensation may include additional benefits. In light of the Company's global nature and the fact that its Office holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Office holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company's employees.

3.1.3	In addition, an Office holder shall be eligible to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors.
3.2	Short Term Variable cash compensation.
3.2.1	The compensation package may include an annual cash bonus plan ("Bonus plan") based on the Company's performance as well as the attainment of individual objectives.

3.2.2
An eligible Office holder's bonus payment will generally be based 25%-75% on the Company's performance and 75%-25% on attainment of the Office holder's individual goals, subject to a change in the proportions at the discretion of the Compensation Committee.

3.2.3	Examples of Bonus plan performance targets that will be considered, among others:
●	Accomplishment of Key Performance Objectives
●	Financial results
●	Sales objectives
●	R&D objectives
●	Cost savings
●	Meeting the Company's budget
●	Shareholder value
3.2.4
In addition, the Chairman of the Board of Directors is entitled to recommend granting a special incentive to Office holders, subject to approval of the Compensation Committee and the Board of Directors.

3.2.5
The performance targets and the maximum variable components payable to the Chairman and the CEO shall be determined by the Compensation Committee and the Board of Directors and to the other Office holders by the CEO.

3.2.6
The Company shall recover all or a portion of any compensation paid to an Office holder that was paid on the basis of financial data included in its financial statements, in any fiscal year, that were found to be inaccurate and were subsequently restated.

In such event, the Company will seek reimbursement from the Office holder to the extent such Office holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.
The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.
3.3	Long Term Variable Compensation
3.3.1
The compensation package may include a long term incentive plan (in addition to the short term variable cash compensation) which may consist of either: (1) Long term cash bonus plan, which will be based on long term performance goals of the Company and the Office holder; or (2) Equity based awards, according to the recommendation of the Compensation Committee and approval of the Board of Directors.

3.3.2
The purpose of the long term variable compensation is to align the interests of the executive officers with those of the Company's shareholders, while basing the Officer's contribution on the Company's results on the basis of a long term perspective.

3.3.3	The period of the long term variable compensation component will be not less than two (2) years.
3.4	Maximum variable Compensation
3.4.1
The maximum variable compensation component, short and long term, as percentage of the base earned salary may differ from one Office holder to another based on the parameters specified in Section 2.2 above, and in any case will not exceed 200% of the annual base salary per year, as described in sections 3.2 and 3.3 above.

3.5	Termination related terms
3.5.1
Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company's Office holders, and according to the actual terms of termination determined for each Office holder in his employment agreement.

3.5.2
Should the Company decide to make termination payments to a departing Office holder, such payments may include, but not exceed an aggregate of 18 months' pay for the combined advanced notice period and severance pay (not counting, for this purpose, statutory severance pay where applicable).

3.5.3
While considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to the length of the Office holder's employment period, his performance during his employment, the circumstances surrounding the termination of employment, etc.

4.	Compensation of Directors
4.1.1
The Compensation of the Company's External Directors shall be in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 ("Statutory Director Fees").

4.1.2
The compensation paid to directors, in their capacity as such (whether in cash or equity) shall be determined, taking into account: A. the field in which the Company operates, B. comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, C. the contribution and active involvement in the business of the Company. Such compensation may be paid to the director or to a company controlled by such director.

4.1.3	Directors of the Company who provide additional professional services and consulting may also be entitled to additional compensation as shall be determined by the Company as follows:
●	Management or consulting fees
●	Annual bonus
5.	Ratio of the Office holder's compensation to the average and median salary in the Company
Due to the Company's global nature, the Compensation Committee has taken and will take into consideration while determining the Office holders' compensation, the fact that the Company's employees are employed in various countries worldwide, under different terms of employment. Therefore the Compensation Committee considered the relationship between the terms of service and employment of the Office holder and the salary of the other employees of the Company in each Office holder's geographic location, and in particular the ratio of the total compensation for the Office holders of the Company to the average and median salary of the Company's employees in each geographic location. The Compensation Committee found that the relationship mentioned above does not harm the Company's performance and its ability to recruit and retain its employees in the various countries.

6.	Processes for the supervision and control of the Compensation Policy
6.1
The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee's recommendations.

6.2
The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

6.3
The approval of compensation for an Office holder, shall be determined by the Compensation Committee, and subsequently approved by the Board of Directors; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company.

6.4
The Compensation Committee and the Board of Directors of the Company based on the Committee's recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2.2 above, according to law and subject to the circumstances of the matter.

6.5	Stringent control procedures shall be exercised, in order to ensure that the Compensation Policy which has been selected is appropriately implemented.